File No. [   ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust
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Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

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All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 15 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December 29, 2009

I.     INTRODUCTION

     In this application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) exempting certain transactions from the provisions of Sections 12(d)(1)(A) and (B) of the Act.

     Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the Act.

II.     BACKGROUND

       A.      THE APPLICANTS.

     The Trust – The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 32 Funds (as defined below), each of which issues shares in large blocks (“Creation Units”). The Trust is overseen by a board of trustees.

     The Adviser – Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

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1      All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the existing terms of this Application.

     The Distributor – Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute shares of each Fund on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

     For purposes of this Application, references to “Funds” include any series of the Trust (the “Current Funds”) or any existing or future open-end investment company registered under the Act that are advised by the Adviser or an entity controlled by or under common control with the Adviser, which operate pursuant to the terms and conditions stated in this Application (“Future Funds,” and together with the Current Funds, the “Funds”).

       B.      THE NEED FOR EXEMPTIVE RELIEF

                1.      Summary of Facts – Foreign Feeder Funds

      Applicants have been approached by various third parties who propose to organize certain foreign investment companies in India and other jurisdictions outside the U.S., to be regulated by the applicable local authorities under the securities laws of the applicable jurisdiction but not registered in the U.S. under the Act (each such company referred to herein as a “Foreign Feeder Fund”). Applicants expect to finalize arrangements shortly with one or more of these third parties to organize the initial Foreign Feeder Funds. In order to provide investors in India and other jurisdictions outside the U.S.with the opportunity to invest in the Funds, Applicants thus propose to have one or more Foreign Feeder Funds serve as a feeder into a corresponding Fund with a substantially similar investment objective and strategy in a “master-feeder” arrangement. Each Foreign Feeder Fund that is the subject of this Application will not offer or sell securities in the United States or to any “U.S. Person”2 and its transactions with its shareholders will be

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2      For purposes of this Application, Applicants define “U.S. Person” to include all persons enumerated in Rule 902(k) under Regulation S. As defined in Rule 902(k), the term “U.S. Person” includes, among others, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act of 1933, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended. Applicants currently expect that the Foreign Feeder Funds will either not have a “principal underwriter” (as defined in Section 2(a)(29) of the Act) or, if a Foreign Feeder Fund has a principal underwriter, that such principal underwriter will not be a broker or dealer registered under the 1934 Act or a person controlled by such broker or dealer.

      Applicants request that the relief requested in this Application apply to any future foreign investment companies established that may be organized by third parties and/or entities affiliated with Applicants to serve as feeder funds into one or more Funds and which will operate in substantially similar fashion as the Foreign Feeder Funds (“Future Foreign Feeder Funds”). Any Future Foreign Feeder Funds seeking to rely on any relief granted pursuant to this Application will be subject to the same terms and conditions stated in this Application.

               2.      Applicable Law

      Section 12(d)(1) of the Act limits investments by an investment company (a “fund”) in another fund. Specifically, Section 12(d)(1)(A) of the Act prohibits a fund (the “acquiring fund”) and any companies controlled by such fund from purchasing or otherwise acquiring any security issued by a fund (the “acquired fund”) if, immediately after the purchase or acquisition, the acquiring fund and any companies controlled by such fund own in the aggregate: (i) more than 3% of the outstanding voting shares of the acquired fund, (ii) shares issued by the acquired fund having an aggregate value in excess of 5% of the value of the total assets of the acquiring fund, or (iii) shares (other than treasury stock of the acquiring fund) issued by acquired funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.

      Section 12(d)(1)(B) of the Act prohibits a registered open-end fund from knowingly selling its shares to any acquiring fund and any companies controlled by such fund if, after the sale, (i) more than 3% of the acquired fund’s outstanding voting shares would be owned by the acquiring fund or companies controlled by it; or (ii) more than 10% of the acquired fund’s outstanding voting shares would be owned by the acquiring fund and other investment companies and companies controlled by them.

      The language of Section 12(d)(1) applies to all “investment companies,” including investments in Funds by offshore funds.3 As discussed in further detail below, Congress was concerned that an offshore fund may, by virtue of a large ownership interest in a Fund, improperly influence fund management.4 Consequently, a Foreign Feeder Fund is prohibited from investing its assets in shares of a Fund in excess of the limits imposed by Section 12(d)(1)(A) (and a Fund is prohibited from selling its shares to a Foreign Feeder Fund in excess of such limits), absent an exemption. Applicants note that the staff of the Division of Investment Management has recently granted no-action relief that would allow a foreign investment company to acquire shares of a Fund in excess of the limitations of Sections 12(d)(1)(A)(ii) and (iii) of the Act.5 However, such no-action relief remained subject to the condition that such foreign investment companies would comply with the limitation of Section 12(d)(1)(A)(i) of the Act, which means that a Foreign Feeder Fund may not acquire more than 3% of any Fund’s shares in reliance on the relief granted in the Dechert Letter. Applicants, however, expect that having a Foreign Feeder Fund serve as a feeder fund into a corresponding Fund may result in such Foreign Feeder Fund acquiring more than 3% of the shares of the applicable Fund. Thus, Applicants do not anticipate that the Foreign Feeder Funds would necessarily be eligible to rely on the relief granted in the Dechert Letter.

      In order for a fund to be able to invest in another fund without being subject to the limitations of Section 12(d)(1)(A) and (B), it may rely on a statutory exemption. Section 12(d)(1)(E) of the Act allows for such an exemption from Section 12(d)(1)’s prohibitions for “master-feeder” structures. Specifically,

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3      See Investment Company Amendments Act of 1970, Pub. L. No. 91-547, §7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(a)).

4      See 17 CFR Parts 239, 270, and 274, Funds of Funds Investments, Release Nos. 33-8712; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as Foreign Feeder Funds) the full restrictions of 12(d)(1)(A) and 12(d)(1)(B) apply).

5      See Dechert LLP (publicly available August 24, 2009) (the “Dechert Letter”).

Section 12(d)(1)(E) states that the limitations of Section 12(d)(1) shall not apply to a security (or securities) purchased or acquired by an investment company if—

(i)	the depositor of, or principal underwriter for, such investment company is a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer;

(ii)	such security is the only investment security held by such investment company…; and

(iii)

in the event that such investment company is not a registered investment company, the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for the issuer of, the security whereby such investment company is obligated—

(aa)

either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security, and

(bb) to refrain from substituting such security unless the Commission shall have approved such substitution in the manner provided in Section 26 [of the Act].

      Under the proposed arrangements, the Foreign Feeder Funds would comply with Section 12(d)(1)(E)(ii) and (iii). However, even if a Foreign Feeder fund has a principal underwriter, any entity which will serve as in such capacity is not expected to be a broker-dealer registered under the 1934 Act, or a person controlled by such a broker-dealer. Accordingly, the Foreign Feeder Funds would not be in strict compliance with Section 12(d)(1)(E)(i).

III.      IN SUPPORT OF THE APPLICATION

      Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”6 The Applicants believe that the conditions for relief, described herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

      The proposed master-feeder arrangements do not present the potential for harm to U.S. investors that Congress sought to address in Section 12(d)(1), whether or not a Foreign Feeder Fund has a principal underwriter that is a broker or dealer registered under the 1934 Act or controlled by such a broker or dealer.

      Section 12(d)(1) reflects an intent by Congress to address potential harms to a Fund within a fund of funds structure, whether as an acquiring fund or as an acquired fund. Specifically, Congress sought to address: 1) the acquisition of voting control by an acquiring fund of an acquired fund; 2) the ability of an acquiring fund to unduly influence an acquired fund through the threat of large scale redemptions; 3) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs) incurred by the acquiring fund through its investment in an acquired fund; and 4) unnecessary diversification and complexity without any clear benefit to acquiring fund shareholders.7 However, by enacting the exemption of Section 12(d)(1)(E), Congress recognized that master-feeder structures in which acquiring funds—including non-Funds— meet the requirements of Section 12(d)(1)(E) do not raise these concerns with respect to either acquiring funds or acquired funds. As recognized by the Commission in the PPI Report, foreign based investment companies which are organized by sponsors of United States investment companies as vehicles for accumulating shares of such companies do not give rise to the problems which Sections 12(d)(1)(A) and (B) were designed to prevent.8 Regardless of whether the Foreign Feeder Funds will be organized by third parties or parties affiliated the Adviser, the

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6      H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

7      See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324, at 312 (1966) (the “PPI Report”).

8      PPI Report at 323 n. 43.

motivations behind the proposed master-feeder arrangements are substantially similar to those contemplated in the PPI Report: the Foreign Feeder Funds are in fact established as vehicles for investors to accumulate shares of the Funds.

      Moreover, Section 12(d)(1)(E)(iii), which requires either “pass-through” or “mirror” voting of shares by the acquiring fund with respect to its shares of the acquired fund, protects the interests of shareholders of an acquired fund from an acquiring fund which obtains voting control over the acquired fund. In effect, Section 12(d)(1)(E)(iii) requires that the shares held by the acquiring fund either have no effect on the voting control of the acquired fund (in the case of “mirror” voting) or that each of the acquiring fund’s underlying shareholders are treated for voting purposes as though they owned shares of the acquired fund directly, thereby ignoring the acquiring fund entity for voting purposes at the acquired fund level (in the case of “pass-through” voting).

      Further, Section 12(d)(1)(E)(ii), which requires the acquired fund’s securities to be the only investment securities held by the acquiring fund, ensures that an acquiring fund will not exercise undue influence over the acquired fund through the threat of large scale redemptions. Under the requirements of Section 12(d)(1)(E), the acquiring “feeder” fund lacks the investment discretion to invest in investment securities other than those of the acquired or “master” fund and thus cannot threaten to decide to redeem its shares in the acquired “master” fund. The requirements of Section 12(d)(1)(E) thus ensure that the acquiring fund’s investment objective and strategy, and therefore the acquiring fund’s interests, are the same as those of the acquired fund.

      Finally, the one criterion of Section 12(d)(1)(E) with which the Foreign Feeder Funds will not technically comply—the requirement for a Foreign Feeder Fund’s principal underwriter to be a broker or dealer registered under the 1934 Act or controlled by such a broker or dealer per Section 12(d)(1)(E)(i)—has no impact on these Congressional concerns. Based on the foregoing, Applicants do not believe the requested relief would implicate the potential harm to an acquired fund—in this case, a Fund—and its shareholders contemplated by Congress in enacting the protections of Section 12(d)(1). Accordingly, as set forth above, the Funds and Foreign Feeder Funds will comply with the requirements of Section 12(d)(1) intended to protect Funds and their shareholders.

      The other concerns of Congress, duplicative costs and unnecessary complexity, are intended to protect acquiring funds and their shareholders. Thus, Sections 12(d)(1)(A)(ii) and (iii) limit an acquiring fund from investing more than 5% of its assets in any one fund, or 10% of its assets in all investment companies. Acquiring funds relying on the exemption of Section 12(d)(1)(E) are not subject to these limits. Moreover, in the Dechert Letter, the Commission staff agreed that foreign funds’ investments in U.S. registered investment companies do not generally implicate the concerns underlying the limitations of Sections 12(d)(1)(A)(ii) and (iii).

      The other concerns of Congress which led to the enactment of the protections of Section 12(d)(1) were those intended solely to protect acquiring funds and their shareholders. Provided that the Foreign Feeder Funds do not offer or sell their shares to U.S. Persons (as previously described herein), Applicants believe that the Commission should have no regulatory interest in enforcing those provisions for the protection of foreign shareholders.9

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9      Applicants recognize that over time a Foreign Feeder Fund could contain U.S. Persons due to shareholders relocating to the U.S. Applicants believe, and the Staff has previously stated, that a U.S. regulatory interest in a Foreign Feeder Fund does not arise simply because Foreign Feeder Fund shareholders subsequently relocate to the U.S. The Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (See Investment Funds Institute of Canada (publicly available March 4, 1996) (“IFIC Letter”)) The Staff stated in the IFIC Letter that “[t]he legislative history of the 1940 Act indicates that, despite Section 7(d), Congress anticipated that there would be some ‘leakage’ of Foreign Feeder Fund securities into the United States. This legislative history appears to support the view that a valid U.S. regulatory interest in a Foreign Feeder Fund would not arise simply because foreign purchasers of securities of a Foreign Feeder Fund subsequently relocate to the United States. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company's securityholders that occur outside the influence of the company or its affiliates.”

      The legislative history of the 1970 amendment to Section 12(d)(1) suggests that when the amendment was adopted, Congress and the SEC were concerned about the ability of non-U.S. acquiring funds to unduly influence and possibly control the activities of U.S. acquired funds. In the PPI Report, which preceded the 1970 amendments, the SEC discussed the fact that Section 12(d)(1) as it then existed did not prevent unregistered offshore funds from investing in U.S. registered funds. The SEC cited in particular the rapid growth and abusive practices of Fund of Funds, Ltd., an unregistered fund operated in Geneva, Switzerland, which was marketed to members of the U.S. military stationed overseas and that had controlling interests in several U.S. registered funds.10

     However, as set forth above, Congress enacted Section 12(d)(1)(E) as part of the 1970 amendment and permitted a non-U.S. fund to utilize this exemption as a feeder fund into a U.S. registered fund, thus demonstrating that such arrangements do not raise the concerns underlying the limitations of Section 12(d)(1) generally. As further set forth above, the Foreign Feeder Funds will comply with all the requirements of Section 12(d)(1)(E) (other than Section 12(d)(1)(E)(i)), including those relating to the voting of an acquiring fund’s shareholders, thus protecting the interests of a Fund’s direct shareholders to the same extent as the shareholders of an acquired fund for which an acquiring fund is relying upon the exemption of Section 12(d)(1)(E) without the need for exemptive relief. Accordingly, there is no reason for the Staff to be concerned that the requested exemptive relief will negatively impact a Fund’s shareholders.

      Moreover, the Foreign Feeder Funds will not offer or sell their shares to U.S. Persons (as previously described herein). There seemingly would be little interest in regulating conduct by such funds under the U.S. securities laws in the absence of any adverse effects on Funds. Where conduct outside the United States has no effect inside the United States, the Commission should have no interest

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10      See PPI Report at 312-24.

in applying the federal securities laws for the protection of foreign investors. The Commission and Staff have recognized this principle in other contexts.11

     Applicants also believe that non-U.S. Persons invested in the Foreign Feeder Funds have no expectation of protection from the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund’s assets invested in other investment companies would be governed by the laws of their country of residence, not the United States. If a foreign government or regulator is concerned about the potential duplication of costs and the complexity of fund of funds structures, it is free to adopt its own limit on the Foreign Feeder Funds’ investments in other investment companies to the extent it deems necessary for the protection of its resident investors. Where Foreign Feeder Funds are not offered to U.S. Persons, Applicants believe it would be inappropriate under traditional notions of international comity for the Commission to enforce the limitations of Section 12(d)(1)(A) (in the absence of technical compliance with the exemption in Section 12(d)(1)(E)(i)) with respect to the Foreign Feeder Funds.

      For the foregoing reasons, Applicants believe the requested exemption is consistent with the public interest and the protection of investors.

IV.      DISCUSSION OF PRECEDENT

      The requested relief is substantially similar to the prior relief granted by the Commission to World Technology, Inc. and Financial Programs, Inc.12 Applicants believe that the facts and issues outlined in this Application present a similar scenario for which relief is appropriate.

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11      For example, the Staff has acknowledged that the Commission would have limited regulatory interest in the activities of a U.S. registered foreign investment adviser with respect to its non-U.S. clients, provided those activities do not have effects in the United States with respect to its U.S. clients. See Protecting Investors: A Half Century of Investment Company Regulation, 189, SEC Div. Inv. Mgmt. (May 1992) (“Protecting Investors”). Similarly, the Commission has used its broad authority to exempt certain foreign entities from various provisions of the federal securities laws. See, e.g., Section 12(h) of the Securities Exchange Act of 1934 and Rule 12g3-2 thereunder.

12      See In the Matter of World of Technology, Inc. and Financial Programs, Inc.; Investment Company Act Release Nos. 13459 (August 23, 1983 (notice)) and 13509 (September 16, 1983 (order)) (collectively, the “World of Technology Order”).

V.      CONDITIONS

     Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	any Fund which operates as an exchange-traded fund will continue to operate in compliance with the conditions to the exemptive orders previously received by the Applicants permitting a Fund to operate as an exchange-traded fund.[13]

2.	a Foreign Feeder Fund will not offer or sell securities in the United States or to any U.S. Person and its transactions with its shareholders will be consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended.

VI.      REQUEST FOR ORDER

     Applicants respectfully request that the Commission grant the requested exemption from the provisions of Sections 12(d)(1)(A) and (B).

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13      Release No. IC-27283 (April 7, 2006) (notice) and Release No. IC-27311 (May 2, 2006), as amended in (a) Release No. IC-27694 (January 31, 2007) (notice) and Release No. IC-27742 (February 27, 2007) (order); (b) Release No. IC-28007 (September 28, 2007) (notice) and Release No. IC-28021 (October 24, 2007) (order); and (c) Release IC-28349 (July 31, 2008) (notice) and Release No. IC-28365 (August 25, 2008) (order).

VII.      AUTHORIZATION AND SIGNATURES

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

     Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary.

VAN ECK ASSOCIATES CORPORATION	VAN ECK SECURITIES CORPORATION

By: /s/ Joseph J. McBrien	By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien	Name: Joseph J. McBrien
Title: Senior Vice President	Title: Senior Vice President

MARKET VECTORS ETF TRUST

By: /s/ Joseph J. McBrien
Name: Joseph J. McBrien
Title: Senior Vice President and Secretary

Dated as of: December 29, 2009

Verification of Application

     The undersigned states that he has duly executed the attached Application for an order, dated December 29, 2009 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Joseph J. McBrien
       Name: Joseph J. McBrien
       Date: December 29, 2009